UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Kona Grill, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

50047H 201
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	Page 2 of 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITY ONLY) Richard J. Hauser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 102,895(1)
	6.	SHARED VOTING POWER 490,893(2)
	7.	SOLE DISPOSITIVE POWER 102,895(1)
	8.	SHARED DISPOSITIVE POWER 490,893(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,788(1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 46,000 shares issuable upon the exercise of stock options.

(2) Includes 386,893 shares owned by the Reporting Person’s spouse, 100,000 shares owned by Kona MN, LLC (“Kona MN”), of which the Reporting Person and the Reporting Person’s spouse are control persons, and 4,000 shares owned by a trust for the benefit of the Reporting Person’s children.

CUSIP No. 50047H201	Page 3 of 5

Item 1.
	(a)	Name of Issuer: Kona Grill, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
7150 E. Camelback Road, Suite 333
Scottsdale, Arizona 85251
Item 2.
	(a)	Name of Person Filing: Richard J. Hauser

	(b)	Address of Principal Business Office or, if none, Residence:
50 S. 6th Street, Suite 1480
Minneapolis, Minnesota 55402

	(c)	Citizenship or Place of Organization: United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 50047H201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 50047H201	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 639,788(1)(2)

(b)	Percent of class: 6.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 102,895(1)

(ii)	Shared power to vote or to direct the vote: 490,893(2)

(iii)	Sole power to dispose or to direct the disposition of: 102,895(1)

(iv)	Shared power to dispose or to direct the disposition of: 490,893(2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

(1) Includes 46,000 shares issuable upon the exercise of stock options.

(2) Includes 386,893 shares owned by the Reporting Person’s spouse, 100,000 shares owned by Kona MN, LLC (“Kona MN”), of which the Reporting Person and the Reporting Person’s spouse are control persons, and 4,000 shares owned by a trust for the benefit of the Reporting Person’s children.

CUSIP No. 50047H201	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2017
(Date)

/s/ Richard Hauser
(Signature)

Richard Hauser
(Name/Title)

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).